Laura R. Kuntz Partner	One Lowenstein Drive Roseland, New Jersey 07068
T: 973 597 2398 F: 973 597 2399 E: lkuntz@lowenstein.com

October 3, 2017
Russell Mancuso
Branch Chief
Office of Electronics and Machinery
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:    Roka BioScience, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 29, 2017
File No. 001-36538
Dear Mr. Mancuso:
This letter is written on behalf of Roka BioScience, Inc. (the “Company”) at the request of Mr. Tom Jones of the staff (the “Staff”) of the Securities and Exchange Commission in connection with the Company’s revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) filed with the SEC on September 28, 2017.

The Company has authorized us to confirm to the Staff that the approximately $625,000 in anticipated retention bonuses described on page 41 of the Revised Preliminary Proxy Statement will not be paid to any of the Company’s directors or executive officers, all of whom are listed on page 32 of the Revised Preliminary Proxy Statement. Accordingly, no additional disclosure is required in the Revised Preliminary Proxy Statement under Item 404 of Regulation S-K.

Very truly yours,

/s/ Laura R. Kuntz
Laura R. Kuntz
LRK:wjh